Filed pursuant to Rule 424(b)(3)

Registration No. 333-267751

STICKER SUPPLEMENT

(To Prospectus dated December 21, 2022)

ShiftPixy, Inc.

 1,270,834 Shares of Common Stock

This sticker supplement supplements our prospectus dated December 21, 2022. You should read this sticker supplement together with the prospectus since the information contained herein supplements the information contained in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

This sticker supplement is part of the prospectus and must accompany the prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933, as amended.

Pursuant to our prospectus dated December 21, 2022, we registered the resale of 1,270,834 shares of common stock of ShiftPixy, Inc., including (i) 416,667 shares issued pursuant to the securities purchase agreement, dated September 20, 2022 (the “Purchase Agreement”), between us and the purchaser named therein, (ii) 833,334 shares issuable upon exercise of warrants (the “Investor Warrants”) issued to the purchaser under the Purchase Agreement, and (iii) 20,833 shares issuable upon exercise of warrants issued to the placement agent and its designees as compensation in connection with the private placement under the Purchase Agreement. The Investor Warrants were issued upon closing of the Purchase Agreement on September 23, 2022, are exercisable for a period of seven years commencing March 23, 2023 (six months from issuance) and had an initial exercise price of $12.00 per share, subject to adjustment.

Effective July 14, 2023, pursuant to a warrant amendment we entered into with the warrant holder, the exercise price of the Investor Warrants was reduced to $1.50, subject to further adjustment as provided therein.

The date of this sticker supplement is July 14, 2023.